Exhibit 1

ELBIT VISION SYSTEMS LTD.

ELBIT VISION SYSTEMS ANNOUNCES

CONTROLLING SHAREHOLDER NOT TO COMPLETE
EXPECTED INVESMENT

Qadima, Israel, November 6, 2009 – The Board of Birectors of Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced that it was informed today that the Company’s controlling shareholder, M.S.N.D. Real Estate Holdings Ltd. will not make the anticipated $1.3M investment in the Company, which was recently approved by the Company’s shareholders as part of a proposed $5M capital raising effort.

        In light of this information, the Board of Directors of the Company has resolved to immediately expand its on-going discussions with its banks to include other potential financing alternatives.

About Elbit Vision Systems Ltd. (EVS)

EVS offers a broad portfolio of automatic State-of-the-Art Visual and Ultrasonic Inspection Systems for both in-line and off-line applications, and quality monitoring systems used to improve product quality, safety, and increase production efficiency. EVS’ systems are used by over 600 customers, many of which are leading global companies. The headquarters, manufacturing and R&D of EVS are all located in Israel. A worldwide Sales and Service network supports markets as well as systems already installed, in Asia, Europe, Africa, Australia and the Americas.

This press release and other releases are available on www.evs-sm.com

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.